

February 4, 2013

Via Email
Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, New York 10285

> **Re:**   **American Express Receivables Financing Corporation VIII LLC**
> **American Express Issuance Trust II**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 18, 2013**
> **File No. 333-185503 and -01**

Dear Ms. Parent:

We have reviewed your letter dated January 18, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note your legal opinion is limited to the jurisdiction of the state of New York. Please explain to us why you believe it is appropriate to limit your legal opinion to the laws of the state of New York when the registrant is organized under the laws of the state of Delaware and counsel's opinion must consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Alternatively, revise your legal opinion. Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19, "Legality and Tax Opinions in Registered Offerings."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel